**Puro Trader, Inc**
**Balance Sheets**
**(Unaudited)**

| | December 31, 2019 | December 31, 2018 |
|---|---|---|
| ASSETS | | |
| Cash | $ 3,506.26 | $ 921.52 |
| Other current assets | 35.00 | 33.51 |
| Total current assets | 3,541.26 | 955.03 |
| Accumulated Depreciation | (2,197.00) | (2,197.00) |
| Computers | 7,978.54 | 2,656.54 |
| Total Fixed Assets | 5,781.54 | 459.54 |
| Other Assets | 4,250.00 | - |
| Total assets | $ 13,572.80 | $ 1,414.57 |
| LIABILITIES AND SHAREHOLDERS' DEFICIT | | |
| Accounts payable | $ 97,253.27 | $ - |
| Accrued payroll | 78,127.98 | - |
| Accrued taxes | 26,350.46 | - |
| Total current liabilities | 201,731.71 | - |
| Related party loan | 18,087.64 | 42,923.28 |
| Convetible note 1 | 65,000.00 | - |
| Convertible note 2 | 25,000.00 | - |
| Total long term liabilities | 108,087.64 | 42,923.28 |
| Total Liabilities | 309,819.35 | 42,923.28 |
| Members' Equity | - | (41,508.71) |
| Common stock, par value $001; 250,000 shares authorized, 111,677 issued and outstanding | 111.68 | - |
| Paid-in-capital | 579,942.22 | - |
| Accumulated deficit | (876,300.45) | - |
| Total shareholders' deficit | (296,246.55) | - |
| Total liabilities and shareholders' deficit | $ 13,572.80 | $ 1,414.57 |